PIMCO CORPORATE & INCOME OPPORTUNITY FUND

1633 Broadway

New York, NY 10019

July 2, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Corporate & Income Opportunity Fund (the “Fund”)

Registration Statement on Form N-2, Files Nos. 333-231165 and 811-21238

Ladies and Gentlemen,

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the Fund’s registration statement on Form N-2 be accelerated to July 3, 2019, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the U.S. Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any actions with respect to the filing, (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

PIMCO Corporate & Income Opportunity Fund

By: /s/ Eric. D. Johnson
Name: Eric D. Johnson
Title: President